INVESTMENT MANAGERS SERIES TRUST II

235 W. Galena Street

Milwaukee, Wisconsin 53212

VIA EDGAR

December 8, 2025

Ms. Deborah O’Neal

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Investment Managers Series Trust II (File Nos. 333-191476 and 811-22894) (the “Registrant”) on behalf of the Optima Strategic Credit Fund

Dear Ms. O’Neal:

This letter summarizes the comments you provided on behalf of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) on November 24, 2025, regarding Post-Effective Amendment No. 464 to the Registrant’s registration statement filed on Form N-1A on September 18, 2025 (the “Registration Statement”), with respect to the Optima Strategic Credit Fund, a series of the Registrant (the “Fund”).

Responses to the comments are included below and, as appropriate, will be reflected in a Post-Effective Amendment to the Fund’s Registration Statement (the “Amendment”), which will be filed separately. Capitalized terms not otherwise defined in this letter have the meanings assigned to them in the Registration Statement.

GENERAL

1.	Please confirm that the Fund’s Prospectus and Statement of Additional Information (“SAI”) will not be used to offer shares to investors until after the reorganization is completed.

Response: The Registrant so confirms.

PROSPECTUS

Fees and Expenses Table

2.	Comment: Please add “Dividend and Interest Expenses” as a line item to the Fee Table.

Response: The Registrant notes that “Dividends and Interest Expenses” is included as a line item to the Fee Table. Please see Appendix A attached.

Portfolio Turnover

3.	Comment: Please update the Predecessor Fund’s portfolio turnover as of its fiscal year ended August 31, 2025.

Response: The Registrant has revised the disclosure as follows:

For the fiscal year ended August 31, 2025, the Predecessor Fund’s (defined below) portfolio turnover rate was 0% of the average value of its portfolio.

* * * * *

The Registrant believes that it has fully responded to the comments. If, however, you have any further questions, please contact me at (626) 385-5777. I may also be reached at diane.drake@mfac-ca.com.

Sincerely,

/s/Diane J. Drake

Diane J. Drake

Secretary

Appendix A

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy, hold and sell shares of the Fund. You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and example below.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)	Founders Class		Investor Class
Management fees		0.50%		0.50%
Distribution and/or Service (Rule 12b-1) fees		None		0.25%
Other expenses[1]		1.44%		1.44%
Dividend and interest expenses	0.70%		0.70%
All other expenses	0.74%		0.74%
Acquired fund fees and expenses[2]		0.04%		0.04%
Total annual fund operating expenses		1.98%		2.23%

1 “Other expenses” are estimated for the current fiscal year. Actual expenses may differ from estimates.

2 “Acquired fund fees and expenses” are the indirect costs of investing in other investment companies. Acquired fund fees and expenses are estimated for the current fiscal year. Actual expenses may differ from estimates.

Example

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds.

The example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same.

Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	One Year	Three Years	Five Years	Ten Years
Founders Class	$201	$621	$1,068	$2,306
Investor Class	$226	$697	$1,195	$2,565

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